Exhibit 99.1

JD.com Announces New Appointments for JD.com and JD Retail

Beijing, September 6, 2021 –– JD.com, Inc. (the “Company”) (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, is pleased to announce today the appointment of Mr. Lei Xu as President of JD.com, Mr. Lijun Xin as CEO of JD Retail and Mr. Enlin Jin as CEO of JD Health International Inc. (“JD Health”), effective immediately. Mr. Richard Qiangdong Liu, Chairman and CEO of JD.com, will devote more time to formulating the Company’s long-term strategies, mentoring younger management, and contributing to the revitalization of rural areas.

In his new role, Mr. Lei Xu will be leading the day-to-day operation and collaborative development of various business units of JD.com, and continue to report to CEO of the Company. Mr. Xu has been with the Company since 2009 and was previously CEO of JD Retail, responsible for the development, operation and strategy of JD.com’s retail business. Since joining JD.com, Mr. Xu has held several leadership roles within the sales and marketing divisions of JD Retail, including head of marketing and branding, head of JD Wireless, and head of platform operations. In the last 12 years since he joined the Company, especially since he became CEO of JD Retail in July 2018, Mr. Xu has established the business philosophy of “trust-based and customer-centric value creation” and led JD Retail to achieve high-quality growth for three consecutive years.

Mr. Lijun Xin joined JD.com in October 2012, and prior to this promotion he served as an executive director and CEO of JD Health. In his role as CEO of JD Health, Mr. Xin has successfully established the business from scratch and made significant contribution in making JD Health the “go-to health management platform for everyone in China”. Under his leadership, JD Health has achieved rapid growth and generated valuable returns. Prior to serving as CEO of JD Health, Mr. Xin was in charge of JD.com’s marketplace business, and was subsequently in charge of different business units of JD Retail.

“JD has a sound management structure with a large number of excellent business leaders, who, represented by Mr. Lei Xu, have strong belief in JD’s long-term business philosophy, proven leadership capability and extensive industry experience,” said Richard Liu, Chairman and CEO of JD.com. “Looking to the future, the correct long-term strategic design, the growth and development of young talents, and the healthy and coordinated development of various business units will continue to be the driving force for JD in doing the hardest and most challenging, but right and most valuable things for the industry.”

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the proposed offering in this announcement contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

2